Exhibit 99.11

August 8, 2013

David Whalen

President and CEO

A.T. Cross Company

One Albion Road

Lincoln, RI  02865

Dear Dave:

This letter commemorates our understanding regarding the termination of my employment with A.T. Cross Company.

Under the terms of the Executive Agreement between Cross and me dated February 21, 2013 (the “Agreement”), it is Good Reason for me to activate the Agreement in the event that Clarion does not fully assume the obligations under the Agreement.  As we have discussed, Clarion is not willing to assume the Agreement.  Pursuant to our discussions, my understanding is that Cross will honor the terms and conditions of that Agreement.  The current expectation is that I will continue to be employed by A.T. Cross (or as its name may be amended) through 2013.  Further, I understand and acknowledge that any bonus that may be paid under Paragraph 3(a) (iii) of the Executive Agreement will be discretionary only, and that none may be paid.

In consideration of the above, I have agreed to forego payment of the $150,000 retention fee outlined in the letter dated February 26, 2013 (attached) assuming that the Executive Agreement obligations are honored, except as noted above related to Paragraph 3(a) (iii).

Finally, I agree that for a period of twelve months following the termination of my employment with A.T. Cross Company, I will not be employed by, or act as a consultant, or in any other way render services to, and for which I may receive compensation, the Cross Accessory Division business which is being purchased by Clarion.

If this accurately captures our understanding, would you please sign where indicated below?

Thank you.

Sincerely,

TINA C. BENIK

Tina Benik

VP, Legal and HR

Agreed:

DAVID G. WHALEN

David G. Whalen

President and CEO